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                              April 27, 2021

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed April 9, 2021
                                                            File No. 024-11345

       Dear Mr. Beebe:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 15, 2021 letter.

       Amendment No. 4 to Offering Statement on Form 1-A filed April 9, 2021

       General

   1. We note your response to comment 1 and your disclosure that your offering is structured to provide investors an
indirect ownership in a single property owned by a particular series. In this
respect, we note that the Series NNN-1 shares being offering herein will allow [investors] .
.. . to own up to 100% indirect interest in the NNN-1 Property.    On
                                                        page 12 you disclose
that you have identified a property and that there is no assurance that this specific property
will ultimately be acquired. You also disclose that you have not had any interaction with
the seller and do not have a purchase agreement, contract or letter of intent. Finally, you
state that you have    simply identified this property as one of many
 Jeffrey S. Beebe
RealyInvest NNN, LLC
April 27, 2021
Page 2
         similar type properties that [you] will target . . .    and that the
acquisition of this property
         is not probable at this time. As such, investors will not be able to evaluate your property acquisition prior to purchasing Series NNN-1 shares. Please provide your legal analysis as to why your offering is eligible under Regulation A.
Cover Page

2. We note the table on your cover page discloses that for each share sold you will receive
         $18.80 per share. However, based on the Master Series Table on page 8 it appears that you will receive $20 for each share sold. Please revise. In this regard, please disclose the number of shares being offered on your cover page.
Master Series Table, page 8

3. We note your response to comment 3, your disclosure of a 4% stated yield rate on page 8, and your disclosure of the 4% annual distribution rate on page 88. Please address the following:
             We continue to be unclear how you determined it was appropriate to use the term stated yield rate. Please advise or revise.
             Please help us to better understand how you determined that you have a reasonable basis for projecting a stated yield rate or an annual distribution rate when you have determined that the acquisition of the Starbuck's property in La Porte, IN is not probable.
Use of Proceeds - Series #NNN-1, page 58

4. On page 65, you disclose that you estimate offering fees and expenses of approximately
         $100,000 to be payable by you. Please tell us how this disclosure is consistent with the information in the Use of Proceeds section.
Description of Series NNN-1, page 60

5. We note you disclose a cap rate of 5.75%. Please expand your disclosure to provide a more detailed discussion of how this measure should be used by investors. We may have additional comment once we see your revised disclosure.
Independent Auditors' Report, page F-1
FirstName LastNameJeffrey S. Beebe
6. We note that the audit report date was changed to February 15, 2021 in Amendment No. 4
Comapany   NameRealyInvest
       to Form                NNN,your
               1-A. Please update     LLCconsent in an amended filing as the
previously filed
       consent
April 27,      refers2to an audit report date which is no longer current.
          2021 Page
FirstName LastName
 Jeffrey S. Beebe
FirstName
RealyInvestLastNameJeffrey S. Beebe
             NNN, LLC
Comapany
April       NameRealyInvest NNN, LLC
       27, 2021
April 327, 2021 Page 3
Page
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction